EXHIBIT 16.1

April 23, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principle accountants for ENSCO Savings Plan and, under the date of June 22, 2006, we reported on the financial statements of ENSCO Savings Plan as of and for the years ended December 31, 2005 and 2004. On April 17, 2007, we were dismissed. We have read ENSCO Savings Plan's statements included under Item 4.01 of its Form 8-K dated April 17, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with ENSCO Savings Plan's statement that Grant Thornton LLP was not consulted regarding the application of accounting principals to a specified transaction or the type of audit opinion that might be rendered on ENSCO Savings Plan's financial statements.

Very truly yours,

/s/ KPMG LLP